NATURAL RESOURCE PARTNERS L.P.

601 JEFFERSON STREET

SUITE 3600

HOUSTON, TEXAS 77002

Dwight Dunlap	Tel: (713) 751-7514
Chief Financial Officer & Treasurer	Fax: (281) 657-8014

October 29, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Resource Partners L.P.

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 7, 2013

File No. 001-31465

Dear Ms. Jenkins:

Natural Resource Partners L.P. (the “Company”) is providing the following response to the comment letter dated October 24, 2013, from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”). The comment letter requests information from the Company regarding our Form 10-Q for the Quarter Ended June 30, 2013 (the “Form 10-Q”). The comment letter requests additional information in response to the Company’s letter to the Staff dated October 22, 2013, which letter responded to the Staff’s original comment letter to the Company dated October 17, 2013. The response provided below corresponds to the Staff’s comment in the October 24, 2013 letter, which has been reproduced herein for ease of reference.

Staff Comment

Form 10-Q for the Quarter Ended June 30, 2013

Consolidated Statements of Comprehensive Income, page 5

1.	We note your response to our prior comment 1 appears to address your basis for classification of “equity and other unconsolidated investment income, net” as operating versus non-operating. Please note that our comment was focused on why “equity and other unconsolidated investment income, net” is a component of revenue versus an operating gain excluded from total revenue. Please tell us why you consider this item to be a component of revenue.

Response

We note in our prior response letter dated October 22, 2013 that we did not fully answer the question about the classification as revenue of our earnings from our nonconsolidated investment as we indicated that our policy is to classify such earnings as a part of income from operations. We should have stated that our policy is to classify such earnings as a part of revenues. In our future filings, we will supplement our disclosure in our Significant Accounting Policies footnote as follows:

“The Partnership includes earnings and losses from nonconsolidated investments in revenue when the earnings and losses are generated from natural resource related activities.”

Rule 5-03 of Regulation S-X is very broad in its definition of revenue and provides flexibility in the presentation of equity earnings where justified by the circumstances. We believe that the investment we made in these mineral interests through OCI Wyoming is part of our core business and most appropriately presented within revenues, as the Company’s operations are consistent with our directly owned revenue-generating activities. We do not believe the structure of that investment as a partnership substantially differentiates it from the Company’s other activities. We believe this treatment is similar to many others in the extractive and construction industries as well.

* * * * *

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this response, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 751-7514.

Sincerely,

Natural Resource Partners L.P.

By:	NRP (GP) LP, its general partner

By:	GP Natural Resource Partners LLC, its general partner

By:	/s/ Dwight L. Dunlap
Dwight L. Dunlap
Chief Financial Officer and Treasurer

cc:	James Giugliano (SEC)
Rufus Decker (SEC)

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